FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 7, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Magyar Telekom IR +36-1-458-0437 investor.relations@telekom.hu

Magyar Telekom announces Chairman-CEO share transactions

Budapest – July 7, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Elek Straub, the company’s Chairman and Chief Executive Officer, exercised his option to buy 552,831 Magyar Telekom shares on July 4, 2005. As a result, the number of treasury shares held by Magyar Telekom declined from 4,900,000 to 4,347,169.

Elek Straub subsequently sold Magyar Telekom shares on the Budapest Stock Exchange through Concorde Értékpapír Rt. as follows:

date	amount sold	average price
4 July 2005	346,446	HUF	893
5 July 2005	76,575	HUF	888
6 July 2005	129,810	HUF	885

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: July 7, 2005